Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

Confidential Information

It is a legal obligation to maintain and protect the confidentiality of non-public company information.

Confidentiality agreements are signed as part of our interview process or any time Real's proprietary information is shared with a 3rd party.  Most team members are required to sign a Proprietary Information and Inventions Assignment Agreement (PIIAA) when they join Real.  In addition, it is the company's legal obligation to protect the confidential information of third parties (for example, potential customers) shared with the company.

This policy outlines the actions everyone must take to protect confidential information.  Failure to comply with this policy may result in disciplinary action, up to and including termination.

Protect Real's Confidential Information:

● Do not disclose non-public information outside of the company unless the disclosure furthers a legitimate business purpose and (a) is approved by appropriate-level team member designated by legal (usually executive or higher), or (b) is covered by a non-disclosure agreement approved by appropriate-level team member designated by legal (usually executive or higher) and Legal.

● Do not allow non-Real team members access to company offices without escort.

● Share sensitive confidential information, information that is likely to give the company a competitive advantage, with company representatives only on a need-to-know basis.

● Do not store confidential Real materials, documents, information on a computer that does not have Real-mandated security features (i.e. single sign on /two step-authentication.)

● Except to the extent of collaborative and storage tools approved by Real, do not use cloud storage or collaboration tools without ensuring Real materials are secured and not accessible outside of the company.

● Do not sign Non-Disclosure or Confidentiality Agreements with 3rd parties on behalf of Real for any Real-related activities without executive/legal approval.

Confidential information is any information within the company, in any form, that is not known publicly.  It can include formulas, recipes, processes, source code, compilations, methods, techniques, test results, prototypes, designs, business strategies, marketing plans, scientific data, specifications, financial data, customer contacts, customer lists, product roadmaps, ways of doing things, what has not worked, and data.

Requests for NDAs should be directed to Real's CEO or one of the executive team members.

Protect the Confidential Information of Others

● Do not use, access, rely on or reference any confidential information or proprietary materials from pre-existing employers or other relationships

● Do not share confidential information received under NDA from another person or company

(a) outside of Real, or (b) inside of Real, unless needed for the purpose of the NDA

● Do not record phone conversations, internet calls or the like with 3rd parties without prior approval from Executive team member.

Conflicts of Interest

Real's success depends on the hard work, dedication, and integrity of everyone who works here.  In turn, our livelihood depends on the success of Real.

Because we depend so much on our team, and because they depend so much on us, we expect everyone to devote their energies and loyalties to Real.

We do not allow our team members to engage in any activities or relationships that create either an actual conflict of interest, the appearance of a conflict of interest, or the potential for a conflict of interest.

A conflict of interest, or the appearance of one, occurs when the team member or a member of the team member's immediate family uses the team member's position for personal benefit or for personal gain. "Immediate family" includes a spouse, domestic partner, siblings, parents and grandparents, children and grandchildren, nieces and nephews, and people living in the same household in a relationship substantially comparable to any of the above.

Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

Although we cannot list every activity or relationship that would create either an actual or potential conflict of interest, examples of activities that violate this policy include the following:

● working for a competitor or customer or vendor as a part-time employee, full-time employee, consultant, independent contractor, or in any other capacity

● owning an interest in a competitor, customer, vendor, or anyone else who seeks to do business with Real

● owning an interest in a competitor, customer, vendor, or anyone else who seeks to do business similar to the business, services, and/or products provided by Real

● using the resources of Real for personal gain

● using your position in Real for personal gain

Team members who violate this policy face disciplinary action, up to and including termination.  Real may also seek other legal remedies.

Electronic Communications

The Electronic Communications policy applies to Real's email and other communication systems; file storage and other records; and other electronic records; laptops, desktop computers, and other computers used for Real business; and the company software, subscription services, and other electronic records, regardless whether you access such systems from a mobile device, home computer, Real-provided computer, or other device.  It also applies to your personal email,  file storage, and social media accounts you access from a Real computer, using Real's Wi-Fi, other Real system, or from Real's premises.

Real maintains the right and the ability to enter into any of these communications systems and records and to inspect and review such communications and records and the devices you use to access these communications and records.

Team Members should not assume that devices used to access company electronic systems are private or confidential.  Individuals using Real business equipment should also have no expectation that any information stored on their desktops, laptop, mobile devices or other computer, whether the information is contained on a computer hard drive, computer disks or in any other manner, will be private.

The following conduct is prohibited by any user of any of the Real's electronic communications systems or equipment:

● Posting any information on a website, blog, electronic bulletin board, or other, similar electronic media making a public representation about the Real, or on behalf of the Real, unless it has first been approved by an officer or other appropriate individual of the Real

● Opening/downloading external files without first scanning for viruses

● Conduct which violates the Real's policy against harassment, discrimination, standards of conduct, or any other policy.

Remember, the terms of the PIIA which team members sign are a term of employment, as well as other Real policies, are equally applicable to paper, oral and electronic communications.

Equal Employment Opportunity

Real is an equal opportunity employer.  Employment decisions are based on merit and business needs, and not on the basis of race, color, religion, citizenship, marital status, age, national origin, ancestry, physical or mental disability, medical condition, sexual orientation, veteran status, family care status, sex (which includes sexual harassment, gender harassment and harassment based on, pregnancy, childbirth, or related medical conditions) or any other basis protected by federal, state, or local law.

Harassment and Complaint Procedure

Real intends to provide and maintain a work environment that is orderly, pleasant, professional, and free from intimidation, hostility, or other conduct which might interfere with work performance.  Harassment of any sort (verbal, physical, or visual) will not be tolerated.  Real expressly prohibits harassment based on sex, race, color, national origin, ancestry, religion, physical or mental disability, veteran status, or any other basis protected by federal, state, and local law. Real team members, and particularly managers, have a responsibility for keeping our work environment free of harassment.

Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

Any team member who becomes aware of an incident of harassment or violation of the EEO or anti-harassment policy, whether by witnessing the incident, or being told of it, must report it to their immediate supervisor or any management representative (including HR) with whom they feel comfortable.  When management becomes aware of the existence of harassment or violation of the EEO policy, it is obligated by law to take prompt and appropriate action.

Any team member found to have harassed or violated the rights of a peer team member or subordinate will be subject to disciplinary action, up to and including termination.

Retaliation of any sort will not be permitted, and no adverse (employment) action will be taken against any team member making a good faith report of alleged harassment or EEO violation.

Any individual who makes unwelcome advances, threatens, or in any way harasses another team member  may be subject to discipline, up to and including, discharge. A team member in violation of this policy may also be personally liable for such actions and their consequences.

Whistleblower Policy

All team members are expected to observe high standards of business and personal ethics in the conduct of their duties and responsibilities.

As team members of Real we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations. Set forth below is Real's policy with respect to reporting good-faith concerns about the legality or propriety of Real's actions or plans. This policy is established to ensure that all individuals can report suspicions, concerns or evidence of illegal, unethical, or other inappropriate activity without fear of retaliation.

Reporting Responsibility:  If a team member or representative of Real has knowledge of or a concern of illegal or dishonest fraudulent activity, it is their responsibility to report such violations in accordance with our code of conduct and applicable laws.

Confidentiality:  Real will treat all communications under this policy in a confidential manner. Insofar as possible, the confidentiality of the whistleblower will be maintained. However, identity may be disclosed to conduct a fair and complete investigation or for review of operations.

Acting in Good Faith:  Anyone filing a complaint concerning a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation. Any allegation that proves not to be substantiated and which has been made maliciously or knowingly to be false will be viewed as a serious disciplinary offence.

Retaliation:  Real will not permit any negative or adverse actions to be taken against any individual for making a good-faith report of possible violation of its code of conduct or applicable laws, even if the report is mistaken. Retaliation of any form will not be tolerated.  Any act of alleged retaliation should be reported immediately and will be promptly investigated. Any team member who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination.  The Whistleblowers Policy is intended to encourage and enable team members and others to raise serious concerns within Real prior to seeking resolution outside the organization.

Reporting Violations: Real has an open-door policy and suggests that team members and representatives share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, an individual's supervisor is in the best position to address an area of concern. However, if a team member is not comfortable speaking with a supervisor or is not satisfied with the supervisor's response, the individual is encouraged to speak with HR or anyone in management the individual feels comfortable approaching.

Remaining Anonymous:  If you wish to remain anonymous, it is not necessary for you to give your name or position. Whether or not you identify yourself, for a proper investigation to be conducted, please provide Real with as much detailed information as you can.

Anti-Bribery Policy

Real's Anti-Bribery Policy establishes controls to ensure compliance with all applicable anti-bribery and corruption regulations, and to ensure that our  business is conducted in a socially responsible manner.

Policy statement:  Bribery is the offering, promising, giving, accepting or soliciting of an advantage as an inducement for action which is illegal or a breach of trust. A bribe is an inducement or reward offered, promised or provided in order to gain any commercial, contractual, regulatory or personal advantage.

Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

It is our policy to conduct all of our business in an honest and ethical manner. We take a zero-tolerance approach to bribery and corruption. We are committed to acting professionally, fairly and with integrity in all our business dealings and relationships wherever we operate and implementing and enforcing effective systems to counter bribery.

We will uphold all laws relevant to countering bribery and corruption.

In this policy, third party means any individual or organization you come into contact with during the course of your work for Real, and includes actual and potential clients, customers, suppliers, distributors, business contacts, agents, advisers, and government and public agencies, including their advisors, representatives and officials, politicians and political parties.

This policy applies to all team members including officers, those in leadership positions, any employees (regular, part-time, temporary), consultants, contractors, vendors and any other person associated with us, or any of our subsidiaries or their employees, wherever located (collectively referred to as team members in this policy).

This policy covers:

● Bribes

● Gifts and hospitality

● Facilitation payments

● Political contributions

● Charitable contributions

Bribes:  Team members must not engage in any form of bribery, either directly or through any third party.

Gifts and hospitality:  Team members must not offer or give any gift or hospitality:

● which could be regarded as illegal or improper, or which violates the recipient's policies; or

● to any public employee or government officials or representatives, or politicians or political parties; or

● which exceeds $100 in value for each individual gift or $500 in value for each hospitality event (not to exceed a total value of $1000 in any financial year), unless approved in writing by senior leadership (Director or above.)

Team Members may not accept any gift or hospitality if:

● it exceeds $100 in value for each individual gift or $500 in value for each hospitality event (not to exceed a total of $1000 in any financial year), unless approved in writing by senior leadership (Director or above.)

● it is in cash; or

● there is any suggestion that a return favour will be expected or implied.

If it is not appropriate to decline the offer of a gift, the gift may be accepted, provided it is then declared to an executive leader and the gift may then be donated to charity.

We appreciate that the practice of giving business gifts varies between countries and regions and what may be normal and acceptable in one area may not be in another. The test to be applied is whether in all the circumstances the gift or hospitality is reasonable and justifiable. The intention behind the gift should always be considered.

Within these parameters, leadership may define specific guidelines and policies to reflect local professional and industry standards. Where this policy requires written approval to be given, the CFO shall put in place a process to maintain a register of all such approvals.

Facilitation payments and kickbacks:  Facilitation payments are a form of bribery made for the purpose of expediting or facilitating the performance of a public official for a routine governmental action, and not to obtain or retain business or any improper business advantage.

Facilitation payments tend to be demanded by low level officials to obtain a level of service which one would normally be entitled to.

Our strict policy is that facilitation payments must not be paid. We recognize, however, that our team members may be faced with situations where there is a risk to the personal security of an team member or his/her family and where a facilitation payment is unavoidable, in which case the following steps must be taken:

● Keep any amount to the minimum;

● Create a record concerning the payment; and

● Report it to executive leadership immediately

Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

In order to achieve our aim of not making any facilitation payments, each business of the Company will keep a record of all payments made, which must be reported to the CFO, in order to evaluate the business risk and to develop a strategy to minimise such payments in the future.

PoliticalContributions:  We do not make donations, whether in cash or kind, in support of any political parties or candidates, as this can be perceived as an attempt to gain an improper business advantage.

Charitable contributions:  Charitable support and donations are acceptable (and indeed are encouraged), whether of in- kind services, knowledge, time, or direct financial contributions. However, team members must be careful to ensure that charitable contributions are not used as a scheme to conceal bribery. We only make charitable donations that are legal and ethical under local laws and practices. No donation must be offered or made without the prior approval of the CFO.  All charitable contributions should be publicly disclosed.

Team Member responsibilities:  Team members must ensure that you read, understand and comply with this policy.

● The prevention, detection and reporting of bribery and other forms of corruption are the responsibility of all those working for Real.

● All team members are required to avoid any activity that might lead to, or suggest, a breach of this policy.

● You must escalate a concern as soon as possible if you believe or suspect that a conflict with or breach of this policy has occurred, or may occur in the future.

● Any team member who breaches this policy will face disciplinary action, which could result in dismissal for gross misconduct. We reserve our right to terminate our contractual relationship for a breach of this policy.

Record-keeping:  We must keep financial records and have appropriate internal controls in place which will evidence the business reason for making payments to third parties.

● Team Members must declare and keep a written record of all hospitality or gifts accepted or offered, which will be subject to managerial review.

● Team Members must ensure all expenses claims relating to hospitality, gifts or expenses incurred to third parties are submitted in accordance with our expenses policy and specifically record the reason for the expenditure.

● All accounts, invoices, memoranda and other documents and records relating to dealings with third parties, such as clients, suppliers and business contacts, should be prepared and maintained with strict accuracy and completeness. No accounts must be kept "off-book" to facilitate or conceal improper payments.

How to raise a concern:  Team Members are encouraged to raise concerns about any issue or suspicion of the earliest possible stage. If you are unsure whether a particular act constitutes bribery or corruption, or if you have any other queries or concerns, these should be raised with leadership immediately.

What to do if you are a victim of bribery or corruption:  It is important that you tell leadership as soon as possible if you are offered a bribe by a third party, are asked to make one, suspect that this may happen in the future, or believe that you are a victim of another form of unlawful activity.

Protection:  Team members who refuse to accept or offer a bribe, or those who raise concerns or report another's wrongdoing, are sometimes worried about possible repercussions. We aim to encourage openness and will support anyone who raises genuine concerns in good faith under this policy, even if they turn out to be mistaken.

We are committed to ensuring no one suffers any detrimental treatment as a result of refusing to take part in bribery or corruption, or because of reporting in good faith their suspicion that an actual or potential bribery or other corruption offence has taken place, or may take place in the future.

Detrimental treatment includes dismissal, disciplinary action, threats or other unfavourable treatment connected with raising a concern. If you believe that you have suffered any such treatment, you should inform the CFO immediately. If the matter is not remedied, and you are an employee, you should raise it formally to HR.

Training and communication:  Training on this policy forms part of the on-boarding process for all team members. All existing team members will receive regular, relevant training on how to implement and adhere to this policy. In addition, all team members will be asked to formally accept conformance to this policy on an annual basis.

Code of Conduct Employees / Contractors / Consultants/ Vendors Rev. Jan 2022

This document outlines standards, policies and practices relative to specific behaviors that uphold Real Broker, LLC's  (Real) expectations of legal, equitable and respectful conduct by any employee, contractor, consultant or vendor engaged on behalf of Real.  For the purposes of this document "team member" is used to identify any individual covered under this Code of Conduct.

Our zero-tolerance approach to bribery and corruption must be communicated to all suppliers, contractors and business partners at the outset of our business relationship with them and as appropriate thereafter.

Who is responsible for the policy:  Our board has overall responsibility for ensuring this policy complies with our legal and ethical obligations, and that all those under our control comply with it.

Our CFO has primary and day-to-day responsibility for implementing this policy, and for monitoring its use and effectiveness and dealing with any queries on its interpretation.

Management at all levels are responsible for ensuring those reporting to them are made aware of and understand this policy and are given adequate and regular training on it.

Monitoring and review:  Executive leadership (CFO) will monitor the effectiveness and review the implementation of this policy, regularly considering its suitability, adequacy and effectiveness. Any improvements identified will be made as soon as possible. Internal control systems and procedures will be subject to regular audits to provide assurance that they are effective in countering bribery and corruption.

All team members are responsible for the success of this policy and should ensure they use it to disclose any suspected danger or wrongdoing.

Team members are invited to comment on this policy and suggest ways in which it might be improved. Comments, suggestions and queries should be addressed to the CFO.

Safety

Real is committed to the safety and health of all team members and visitors.

Maintaining a safe work environment requires the continuous cooperation of all team members.  Any suspected unsafe conditions and all injuries that occur on the job must be reported to leadership and/or HR immediately.

As soon as possible following an incident that results in a work-related injury or illness, leadership and/or HR should be notified with the details of the incident.  When seeking medical treatment, communicate to the medical provider that the injury or illness is work-related.  All questions regarding workplace illness or injury, and the processing of benefits, should be directed to HR.

Acknowledgment

I acknowledge that I have received and read Real's Code of Conduct.  I understand that this document is not a contract and that Real may change, add to, or delete any information, policies, and benefits described in this document, with or without prior notice.